Robert W. Phillips Direct Dial (650) 463-3051 Robert.Phillips@lw.com	140 Scott Drive Menlo Park, California 94025 Tel: +1.650.328.4600 Fax: +1.650.463.2600 www.lw.com

March 15, 2011	FIRM / AFFILIATE OFFICES
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File No. 042829-0009

VIA EDGAR and FEDEX

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Attention:	Maryse Mills-Apenteng, Special Counsel Michael F. Johnson, Staff Attorney Tamara J. Tangen, Staff Accountant

Re:	Ellie Mae, Inc. Amendment No. 4 to Registration Statement on Form S-1 (Registration No. 333-166438)

Ladies and Gentlemen:

On behalf of Ellie Mae, Inc. (the “Company” or “Ellie Mae”), we are filing Amendment No. 4 (“Amendment No. 4”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on April 30, 2010 and last amended by Amendment No. 3 (“Amendment No. 3”) on February 17, 2011 (as amended, the “Registration Statement”). For your convenience, we have enclosed a courtesy package which includes eight copies of Amendment No. 4, four of which have been marked to show changes from Amendment No. 3.

Amendment No. 4 has been revised to reflect the Company’s responses to the comments received on March 10, 2011 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

Management

Compensation Committee Interlocks and Participation, page 83

1.

We note that you have provided a cross-reference from this section to the more complete discussion under the Certain Transactions and Related Parties section. The information concerning the Item 404 transactions with members of the compensation committee must be provided under this header, as required by Item 407 (e)(4)(i)(C) of Regulation S-K. See

March 15, 2011

Section III of SEC Release 33-6099. We will not object to a cross-reference in the Certain Relationships and Related Transactions section that refers to the information under the interlocks heading.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 4 as requested.

Executive Compensation

Annual Cash Bonuses, page 89

2.	You state that under your cash incentive plan, the named executive officers receive bonuses at the target amount if bonus goals are achieved at target, without providing a threshold or maximum amount that could be awarded under the plan. Please revise your disclosure to clarify whether the incentive plan includes a maximum payout amount where targets are exceeded or a minimum or threshold amount below which the named executive officers are not entitled to incentive payments under the plan. If so, please also revise the Grants of Plan-Based Awards to reflect the threshold and maximum amounts. If not, it is unclear why the named executive officers received payments at 81% of target under the incentive plan if, as you state, the board retains “complete discretion” to award bonuses in the event that the target amount is not achieved. Please advise.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that there were no threshold or maximum amounts associated with the Company’s 2010 annual cash bonus arrangements. The Company has reported in the Summary Compensation Table that named executive officers received payments at 81% of target for corporate performance under the non-equity incentive plan column because those were the bonus amounts paid to the executive officers that can be directly tied to the achievement of the corporate goals established under the Company’s bonus arrangements even if the Company was not obligated to make such payments. The amounts paid to executive officers in excess of 81% of the target amount for corporate performance have been reported in the bonus column of the Summary Compensation Table since those amounts were not directly tied to the achievement of the corporate performance goals under the bonus arrangements. The Company has revised Amendment No. 4 to include footnote disclosure to the Summary Compensation Table to clarify that the amounts reported in the non-equity incentive plan column include the amounts that were discretionarily awarded but directly tied to the performance goals under the bonus arrangements.

*****

March 15, 2011

We hope that these responses and revisions to Amendment No. 4 are helpful in your continued review of the Registration Statement. Please do not hesitate to contact me by telephone at (650) 463-3051 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Robert W. Phillips

Robert W. Phillips

of LATHAM & WATKINS LLP

Enclosures

cc:	Sigmund Anderman, Ellie Mae, Inc.
Elisa Lee, Ellie Mae, Inc.
Christopher Kaufman, Latham & Watkins LLP
Steven Bernard, Wilson Sonsini Goodrich & Rosati PC